UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMPRIUS TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

PRIVATE WARRANTS TO PURCHASE COMMON STOCK AT AN EXERCISE PRICE OF $11.50 PER SHARE

N/A

Dr. Kang Sun

Chief Executive Officer

Amprius Technologies, Inc.

1180 Page Avenue

Fremont, California 94538

Telephone: (800) 425-8803

WITH A COPY TO:

Michael J. Danaher

Mark B. Baudler

Austin D. March

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends the prospectus/offer to exchange, dated June 24, 2024 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO originally filed by Amprius Technologies, Inc. (the “Company,” “us” or “we”), a Delaware corporation, on June 24, 2024 (as it may be amended and supplemented from time to time, the “Schedule TO”), relating to an offer by the Company to each holder of the Company’s outstanding private placement warrants (the “Private Warrants”) to purchase up to 15,900,000 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), at an exercise price of $11.50 per share, to receive 0.197 shares of Common Stock in exchange for every outstanding Private Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, the form of which was attached as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal”).

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO to report the final results of the Offer. Except as amended hereby, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the other exhibits to the Schedule TO remains unchanged and is hereby expressly incorporated into this Amendment No. 2 by reference. This Amendment No. 2 should be read with the Schedule TO and the Prospectus/Offer to Exchange.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

Item 11(b) of the Schedule TO is hereby amended and supplemented with the following text:

The Offer expired at 5:00 p.m., Eastern time, on July 23, 2024. The Company has been advised that 15,600,000 Private Warrants, or 98% of the outstanding Private Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer. The Company expects to accept all validly tendered Warrants for exchange and settlement on or before July 25, 2024. Pursuant to the terms of the Offer, the Company expects to issue an aggregate of 3,073,200 shares of Common Stock in exchange for such Private Warrants.

On July 24, 2024, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(5) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A) Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed with the SEC on June 24, 2024 (File No. 333-280445)).

(1)(B) Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed with the SEC on June 24, 2024 (File No. 333-280445)).

(4)(A) Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(5) Press release, dated July 24, 2024.

(b)	Not applicable.

(d)	(1) Warrant Agreement, dated as of March 1, 2022, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 4, 2022 (File No. 001-41314)).

(2) First Amendment to Warrant Agreement, dated as of May 13, 2024, by and between the Company and Continental Transfer & Trust Company (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed with the SEC on May 13, 2024 (File No. 005-93595)).

(3) Business Combination Agreement, dated as of May 11, 2022, by and among the Company, Kensington Capital Acquisition Corp. IV and Kensington Capital Merger Sub Corp. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2022 (File No. 001-41314)).

(4) Warrant Agreement, dated as of September 14, 2022, between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(5) Registration Rights Agreement, dated September 14, 2022, by and among the Company, Amprius Holdings and the Original Holder (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(6) Form of Indemnification Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Company’s Registration Statement on Form S-4 filed with the SEC on August 10, 2022 (File No. 333-265740)).

(7) Confirmatory Employment Letter with Dr. Kang Sun (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(8) Confirmatory Employment Letter with Sandra Wallach (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(9) Amended and Restated Confirmatory Employment Letter with Jonathan Bornstein (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 30, 2022 (File No. 333-267683)).

(10) Amended and Restated Confirmatory Employment Letter with Dr. Constantin Ionel Stefan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 30, 2022 (File No. 333-267683)).

(11) Amprius Technologies, Inc. 2022 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(12) Amprius Technologies, Inc. Outside Director Compensation Policy (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(13) Amprius Technologies, Inc. Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(14) Amprius Technologies, Inc. 2016 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.11 tothe Company’s Current Report on Form 8-K filed with the SEC on September 16, 2022 (File No. 001-41314)).

(15) At Market Issuance Sales Agreement, dated October 2, 2023, by and among the Company, B. Riley Securities, Inc., Cantor Fitzgerald & Co. and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form S-3 filed with the SEC on October 2, 2023 (File No. 333-278434)).

(16) Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2022 (File No. 001-41314)).

(17) Waiver Agreement, dated May 13, 2024, by and between the Company and Justin Mirro (incorporated by reference to Exhibit (d)(17) to the Tender Offer Statement on Schedule TO filed with the SEC on May 13, 2024 (File No. 005-93595)).

(18) Tender and Support Agreement, dated June 24, 2024, by and among the Company, Justin Mirro and Kensington Capital Partners, LLC (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 filed with the SEC on June 24, 2024 (File No. 333-280445)).

	(g)	None.

	(h)	Opinion of Wilson Sonsini Goodrich & Rosati, P.C., regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed with the SEC on June 24, 2024 (File No. 333-280445)).

107*		Filing Fee Table

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2024	AMPRIUS TECHNOLOGIES, INC.

	By:	/s/ Kang Sun
	Name:	Dr. Kang Sun
	Title:	Chief Executive Officer

5